Exhibit (a)(11)

Dear Option Holder:

As you know, the offer to exchange outstanding options to purchase shares of our common stock granted under our Offer to Exchange Certain Options to Purchase Common Stock dated February 5, 2009, as amended and supplemented on February 12, 2009 (the “Offer”) expired at 5:00 p.m., Eastern time, on March 6, 2009.

Upon expiration of the Offer, we accepted for exchange all of the 3,502,536 eligible options that had been tendered to us with a request to exchange them for new options.

Options that have been exchanged have been cancelled and exchanged for new options covering the same number of shares.  The new options were granted on March 9, 2009 and have an exercise price of $0.50 per share and expire three years from the date of grant.

You soon will receive a new option agreement, which will contain the new exercise price and the new three year option term as described in the Offer.

If you have any questions, please do not hesitate to contact me at your convenience.

Thanks,

Kenneth M. Wallace
Chief Financial Officer

Applied Energetics, Inc.
Tel# (520) 628-7415
Fax# (520) 622-3835